UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

WRIGHT INVESTORS’ SERVICE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

982345100

(CUSIP Number)

Jeffrey Bronchick

2101 El Segundo Blvd., Suite 302

El Segundo, California 90245

(424) 221-5897

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982345100	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 130,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.65%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 982345100	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Jeffrey Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,122
	8	SHARED VOTING POWER 130,000
	9	SOLE DISPOSITIVE POWER 814,122
	10	SHARED DISPOSITIVE POWER 130,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,122
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Eugene Robin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.53%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Paul Hinkle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Marshall Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 683,090
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 683,090
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.44%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Andrew Leaf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 8 of 13 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Wright Investors’ Service Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 177 West Putnam Avenue, Greenwich, CT 06830.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by and on behalf of (i) Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), (ii) Jeffrey Bronchick (“Bronchick”), (iii) Eugene Robin (“Robin”), (iv) Paul Hinkle (“Hinkle”), (v) Marshall Geller (“Geller”), and (vi) Andrew Leaf (“Leaf”). Each of CSC, Bronchick, Robin, Hinkle, Geller and Leaf are herein sometimes referred to as a “Reporting Person” and collectively as “Reporting Persons”. Each of the Reporting Persons is party to that certain Amended and Restated Group Agreement, as further described in Item 4. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Bronchick, Robin and Hinkle and Leaf (collectively, the “CSC Parties”) are part of CSC.

(b) The principal business address of CSC is 2101 E. El Segundo Blvd., Suite 302, El Segundo, CA 90245. The principal business address of each of the CSC Parties is c/o Cove Street Capital, LLC, 2101 E. El Segundo Blvd., Suite 302, El Segundo, CA 90245. The principal business address of Geller is 421 N. Beverly Dr., Suite 280, Beverly Hills, CA 90210.

(c) The principal business of CSC is providing investment advisory and investment management services. The principal occupation of Bronchick is serving as Chief Investment Officer of CSC. The principal occupation of Robin is serving as a Principal of CSC. The principal occupation of Hinkle is serving as Principal of CSC. The principal occupation of Leaf is serving as Research Analyst at CSC. The principal occupation of Geller is an individual investor.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the CSC Parties and Geller is a citizen of the United States.

CUSIP No. 982345100	13D	Page 9 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration

CSC used approximately $61,730 (including brokerage commissions) in the aggregate to purchase 130,000 shares of Common Stock reported in this Schedule 13D. Bronchick used approximately $375,000 (including brokerage commissions) in the aggregate to purchase 814,122 shares of Common Stock reported in this Schedule 13D. Robin used approximately $50,000 (including brokerage commissions) in the aggregate to purchase 105,000 shares of Common Stock reported in this Schedule 13D. Hinkle used approximately $9,600 (including brokerage commissions) in the aggregate to purchase 20,000 shares of Common Stock reported in this Schedule 13D. Geller used approximately $7,480 (including brokerage commissions) in the aggregate to purchase 10,000 shares of Common Stock reported in this Schedule 13D. Geller acquired 383,700 of his shares of Common Stock in 2004 in connection with the spinoff of the Company from GP Strategies Corporation, and he acquired 279,390 of his shares of Common Stock from the Company in connection with his prior service as a member of the Board of Directors of the Company. Leaf used approximately $25,000 (including brokerage commissions) in the aggregate to purchase 50,000 shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by (i) CSC is the working capital of the funds and accounts managed by CSC; (ii) Bronchick is the personal funds of Bronchick; (iii) Robin is the personal funds of Robin; (iv) Hinkle is the personal funds of Hinkle; (v) Geller is the personal funds of Geller, except for the foregoing shares of Common Stock acquired by Geller in connection with his service as a director of the Company; and (vi) Leaf is the personal funds of Leaf.

Item 4. Purpose of the Transaction

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes. The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

●	acquire additional Common Stock through open market purchases or otherwise;

●	sell Common Stock through the open market or otherwise; or

●	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

CSC, Bronchick and Geller initially formed a group on February 2, 2019 and on February 5, 2019 entered into a Group Agreement (the “Initial Group Agreement”). The Initial Group Agreement was amended and restated on March 22, 2019 (the “Amended Group Agreement”) as a result of the purchase of Common Stock on March 22, 2019 pursuant to the Stock Sale and Purchase Agreement entered into as of March 4, 2019 among Peter Donovan, as seller, on the one hand, and the CSC Parties and CSC, as buyer, on the other hand. The Amended Group Agreement includes, but is not limited to, an agreement by the parties thereto (the “Group”) to (i) consult with each other with respect to all purchases and sales of Common Stock, (ii) to the extent the Group determines to do so, jointly deliver an updated advance notice of the Group’s intention to nominate individuals for election as directors at the Issuer’s 2019 annual meeting of stockholders in accordance with the Issuer’s bylaws, and take any actions in furtherance thereof, and (iii) require the approval of each member of the Group of any filing with the Securities and Exchange Commission, press release, white paper, stockholder communication or other public communication. Any party to the Amended Group Agreement may terminate such party’s obligations thereunder following written notice to all other parties. The description of the Amended Group Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Amended Group Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

CUSIP No. 982345100	13D	Page 10 of 13 Pages

In addition, Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and/or other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

On February 11, 2019, Geller delivered to the Issuer a notification to nominate three directors at the Issuer’s next annual meeting. This, by implication, would result in changes to the incumbent board of directors if the nominees were elected.

The Reporting Persons believe that the Company has been grossly mismanaged by the Chief Executive Officer and Chairman Harvey Eisen (“Chairman Eisen”) since 2012, when the Issuer acquired The Winthrop Corporation, producing a significant loss of stockholder value. Since June 2018, Robin and Bronchick have had numerous conversations with the Board and Chairman Eisen via the telephone, email, in person and via formal letter to the Board in regard to attempts by CSC to assist in planning a new strategic vision for the Company after years of disappointing results and a lack of future plans articulated by the Company. The plans of such Reporting Persons have included a variety of capital structure changes, potential acquisitions and investment opportunities, corporate governance changes and cost improvements, all of which have the goal of creating a long-term path toward creating value for stockholders.

All of the foregoing steps have been either completely ignored or stymied with no presentation of alternatives by the Board. In the meantime, the Company is incurring ongoing and unnecessary costs, which the Reporting Persons believe primarily benefit Chairman Eisen.

The Reporting Persons would have preferred to have resolved these issues without the expense of a proxy contest or potential litigation, however, given the large amount of time and wasted effort that has occurred, the Reporting Persons currently see no other path forward other than to take action and try to oust what the Reporting Persons consider to be an ineffective and intransigent Board.

Item 5. Interest in Securities of the Issuer

(a) – (b) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 1,802,212 shares of Common Stock, constituting approximately 9.06% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 19,886,162 shares of Common Stock outstanding as of March 18, 2019, as reported on the Company’s page on the OTC Markets’ website.

CUSIP No. 982345100	13D	Page 11 of 13 Pages

CSC has the power to vote and direct the disposition of the 130,000 shares of Common Stock held by it. Bronchick has the power to vote and direct the disposition of 814,122 shares of Common Stock directly beneficially owned by Bronchick and the shared power to vote and direct the disposition of 130,000 shares of Common Stock beneficially owned by CSC in his capacity as Chief Investment Officer of CSC. The percentage of shares represents approximately 4.75% of the Company’s outstanding stock. Robin has the power to vote and direct the disposition of the 105,000 shares of Common Stock directly beneficially owned by him. The percentage of shares represents approximately 0.53% of the Company’s outstanding stock. Hinkle has the power to vote and direct the disposition of the 20,000 shares of Common Stock directly beneficially owned by him. The percentage of shares represents approximately 0.10% of the Company’s outstanding stock. Geller has the power to vote and direct the disposition of the 683,090 shares of Common Stock directly beneficially owned by him. The percentage of shares represents approximately 3.44% of the Company’s outstanding stock. Leaf has the power to vote and direct the disposition of the 50,000 shares of Common Stock directly beneficially owned by him. The percentage of shares represents approximately 0.25% of the Company’s outstanding stock.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person, except that Bronchick, as Chief Investment Officer of CSC, has indirect beneficial ownership of the 130,000 shares directly owned by CSC.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described above in Item 4, on March 22, 2019, the Reporting Persons entered into an Amended Restated Group Agreement which description is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Schedule A Transactions in Securities

99.1 Amended and Restated Group Agreement.

99.2 Stock Sale and Purchase Agreement among Peter Donovan, on the one hand, and the CSC Parties and CSC, on the other hand.

99.3 Joint Filing Agreement, dated as of March 25, 2019, by and among the Reporting Persons.

CUSIP No. 982345100	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth on this statement is true and correct.

Dated: March 25, 2019

/s/ Jeffrey Bronchick
Jeffrey Bronchick

/s/ Eugene Robin
Eugene Robin

/s/ Paul Hinkle
Paul Hinkle

/s/ Marshall Geller
Marshall Geller

/s/ Andrew Leaf
Andrew Leaf

COVE STREET CAPITAL, LLC

	By:	/s/ Jeffrey Bronchick
	Name:	Jeffrey Bronchick
	Title:	Chief Investment Officer

CUSIP No. 982345100	13D	Page 13 of 13 Pages

SCHEDULE A

Transactions in the Shares of Common Stock During the Past Sixty Days

Nature of the Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

Cove Street Capital, LLC

Purchase of Common Stock	105,000	0.48	03/22/2019
Purchase of Common Stock	10,000	0.40	03/07/2019
Purchase of Common Stock	15,000	0.44	03/13/2019

Jeffrey Bronchick

Purchase of Common Stock	750,772	0.48	03/22/2019
Purchase of Common Stock	8,825	0.39	03/06/2019
Purchase of Common Stock	12,500	0.38	03/06/2019
Purchase of Common Stock	3,000	0.45	02/20/2019
Purchase of Common Stock	2,500	0.43	02/20/2019
Purchase of Common Stock	6,756	0.46	02/11/2019
Purchase of Common Stock	8,943	0.47	02/06/2019
Purchase of Common Stock	1,100	0.45	01/30/2019
Purchase of Common Stock	9,852	0.47	01/28/2019
Purchase of Common Stock	9,874	0.47	01/22/2019

Eugene Robin

Purchase of Common Stock	105,000	0.48	03/22/2019

Paul Hinkle

Purchase of Common Stock	20,000	0.48	03/22/2019

Andrew leaf

Purchase of Common Stock	50,000	0.48	03/22/2019